Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 4 January 2007, in connection with Orkla's option programme, 4,000 options were exercised at a strike price of NOK 136.00. In addition 3,000 synthetic options were exercised at a strike price of NOK 102.55.
In addition the following options has been cancelled do to resignations:

Issued	Strike	Amount
25.11.03	135,00	5000
07.12.04	200,70	5000
08.12.05	284,90	5000
22.02.06	280,50	5000
07.12.04	200,70	3000
08.12.05	284,90	3000
20.12.01	136,00	2000
25.11.03	135,00	3000
25.11.03	135,00	3000
22.02.06	280,50	3000

A total of 1,637,372 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 209,900 synthetic options of the cash bonus programme.

Orkla holds 2,361,095 of its own shares.

Orkla ASA
Oslo, 4 January 2007

Contact:
Rune helland, Orkla Investor Relations,
Tel: +47 2254 4411

Dew 1/17